Exhibit 99.1

ProLiance Holdings, LLC and Subsidiaries Consolidated Financial Statements for the Years Ended September 30, 2009, 2008 and 2007 and Independent Auditors’ Report

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1
Consolidated Statements of Financial Position as of September 30, 2009 and 2008 Consolidated Statements of Operations for the Years Ended	2 3
September 30, 2009, 2008 and 2007
Consolidated Statements of Changes in Equity for the Years Ended	4
September 30, 2009, 2008 and 2007
Consolidated Statements of Cash Flows for the Years Ended	5
September 30, 2009, 2008 and 2007

Notes to Consolidated Financial Statements	6–17

DELOITTE & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA
Tel. +1 317 464 8600
Fax. +1 317-464 8500
www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

ProLiance Holdings, LLC:

We have audited the accompanying consolidated statements of financial position of ProLiance Holdings, LLC and Subsidiaries (the Company) as of September 30, 2009 and 2008, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche, LLP
November 24, 2009

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2009 AND 2008
(In thousands)

	2009	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$66,210	$6,894
Gas accounts receivable (less allowance of $709 and $897, respectively)	81,805	203,102
Gas inventory	166,445	361,507
Derivatives — at fair value	34,954	68,251
Other current assets	6,285	3,938

Total current assets	355,699	643,692

PROPERTY AND EQUIPMENT — Net	17,479	19,144

INVESTMENT IN UNCONSOLIDATED AFFILIATES	5,781	25,074

NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES	37,077	53,849

OTHER	1,212	844

TOTAL ASSETS	$417,248	$742,603

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Gas accounts payable	$88,654	$182,166
Deferred revenue	48,055	106,121
Derivatives — at fair value	30,589	57,887
Current maturities of long-term debt		1,375
Short-term borrowings		93,000
Other current liabilities	6,028	13,844

Total current liabilities	173,326	454,393

OTHER ACCRUED LIABILITIES	689	502

COMMITMENTS AND CONTINGENCIES (Note 13)

MINORITY INTEREST	3,419	3,001

EQUITY:
Members’ equity	259,791	288,248
Accumulated other comprehensive loss	(19,977)	(3,541)

Total equity	239,814	284,707

TOTAL LIABILITIES AND EQUITY	$417,248	$742,603

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007
(In thousands)

	2009	2008	2007

REVENUES — Gas marketing:
Affiliated gas marketing	$798,604	$1,294,123	$1,065,662
Nonaffiliated gas marketing	1,152,834	1,433,668	1,228,247

Total gas marketing revenues	1,951,438	2,727,791	2,293,909

COST OF GAS SOLD	1,890,384	2,637,227	2,185,844

OTHER OPERATING EXPENSES	30,638	31,914	31,365

OPERATING INCOME	30,416	58,650	76,700

OTHER (EXPENSE) INCOME:
Equity in (loss) earnings of affiliates	(32,573)	(432)	737
Interest income	2,653	4,260	5,907
Interest expense	(645)	(1,535)	(561)

Total other (expense) income	(30,565)	2,293	6,083

INCOME (LOSS) BEFORE MINORITY INTEREST	(149)	60,943	82,783

MINORITY INTEREST	418	547	424

NET INCOME (LOSS)	$(567)	$60,396	$82,359

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007
(In thousands)

	Vectren Energy
	Marketing &	Citizens
	Services, Inc.	Resources	Total

BALANCE — October 1, 2006	$119,917	$72,243	$192,160

Comprehensive income:
Net income for the year ended September 30, 2007	50,239	32,120	82,359
Other comprehensive income (gain on cash flow
hedges — net)	15,758	10,074	25,832

Total comprehensive income	65,997	42,194	108,191

Distributions	(21,910)	(14,007)	(35,917)

BALANCE — September 30, 2007	164,004	100,430	264,434

Comprehensive income:
Net income for the year ended September 30, 2008	36,842	23,554	60,396
Other comprehensive loss (loss on cash flow
hedges — net)	(15,417)	(9,857)	(25,274)

Total comprehensive income	21,425	13,697	35,122

Distributions	(9,058)	(5,791)	(14,849)

BALANCE — September 30, 2008	176,371	108,336	284,707

Comprehensive loss:
Net loss for the year ended September 30, 2009	(346)	(221)	(567)
Other comprehensive loss (loss on cash flow
hedges — net)	(10,026)	(6,410)	(16,436)

Total comprehensive loss	(10,372)	(6,631)	(17,003)

Distributions	(17,013)	(10,877)	(27,890)

BALANCE — September 30, 2009	$148,986	$90,828	$239,814

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007
(In thousands)

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(567)	$60,396	$82,359
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
Depreciation	2,023	2,278	2,216
Amortization	1,348	538	443
Provision for uncollectible accounts — net of write offs and
recoveries	(188)	147	158
Equity in loss (earnings) of affiliates	32,573	432	(737)
Minority interest	418	547	424
(Increase) decrease in assets and liabilities:
Accounts receivable	119,359	(82,004)	4,140
Gas inventory	195,062	(97,449)	(30,333)
Derivative related accounts	(10,377)	(26,359)	11,446
Other assets	(4,330)	1,313	259
Accounts payable	(93,512)	44,303	5,421
Deferred revenue	(58,066)	28,107	(9,770)
Other liabilities	(7,629)	18	(21,250)

Net cash provided by (used in) operating activities	176,114	(67,733)	44,776

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures — net of retirements	(358)	(2,171)	(3,218)
Investment in unconsolidated affiliates	(1,250)	(4,075)	(3,494)
Decrease (Increase) in notes receivable issued to unconsolidated affiliates	6,750	(13,335)	(7,199)
Unconsolidated affiliate dividends	380	625
(Increase) decrease in escrow accounts	(55)	(42)	83

Net cash provided by (used in) investing activities	5,467	(18,998)	(13,828)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in short-term borrowings	(93,000)	93,000
Repayment of long-term debt	(1,375)	(500)	(500)
Distributions to members	(27,890)	(14,849)	(35,917)

Net cash (used in) provided by financing activities	(122,265)	77,651	(36,417)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	59,316	(9,080)	(5,469)

CASH AND CASH EQUIVALENTS — Beginning of period	6,894	15,974	21,443

CASH AND CASH EQUIVALENTS — End of period	$66,210	$6,894	$15,974

CASH PAID FOR INTEREST	$654	$1,547	$567

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009, 2008 AND 2007

1.	ORGANIZATION AND NATURE OF BUSINESS

ProLiance Holdings, LLC (Holdings) is a holding company for ProLiance Energy, LLC (Energy), ProLiance Transportation and Storage, LLC (PTS) and ProLiance Capital, LLC. Holdings was formed on April 1, 2007 and is owned jointly by Citizens Resources, a wholly owned subsidiary of Citizens Energy Group (Citizens Gas) and Vectren Energy Marketing & Services, Inc. (Vectren Energy), a wholly owned subsidiary of Vectren Corporation (Vectren). Energy is an energy marketing, management services, asset development and operations company. Holdings is headquartered in Indianapolis, Indiana.

On April 1, 2007, Citizens Resources and Vectren Energy contributed their membership interests in Energy to Holdings. On October 1, 2007, Energy transferred its sole membership interests in Ohio Valley Hub, LLC (OVH), Northern Storage, LLC (Northern Storage) and PTS to Holdings and subsequently, Holdings transferred its sole membership interests in OVH and Northern Storage to PTS.

The Board of Representatives of Holdings (Board) has a cash distribution practice that distributes approximately 40–50% of Holdings’ net income to its members. Distributions are accrued and paid quarterly upon declaration by the Board and are split 61% and 39% between Vectren Energy and Citizens Resources, respectively. Distributions are funded by Energy via dividends to Holdings.

Energy is the supplier of gas and related services to Indiana Gas Company (IGC), Citizens Gas, Westfield Gas, Southern Indiana Gas & Electric Company (SIGECO) and Vectren Retail, as well as a provider of similar services to other utilities and customers in Indiana and other states. IGC, SIGECO and Vectren Retail are all wholly owned subsidiaries of Vectren. IGC and SIGECO are commonly known as Vectren Energy Delivery of Indiana (VEDI). IGC is also known as Vectren North and SIGECO is also known as Vectren South. Westfield Gas is a wholly owned subsidiary of Citizens Gas.

Wholly-owned subsidiaries of PTS include ProLiance Transportation & Storage-Liberty, LLC (PTS-Liberty), ProLiance Transportation & Storage-Heartland (PTS-Heartland), OVH and Northern Storage.

Liberty Gas Storage, LLC (Liberty), a joint venture between PTS-Liberty and a subsidiary of Sempra Energy (SE), is a development project for salt-cavern natural gas storage facilities. PTS-Liberty is the minority member with a 25 percent interest, which it accounts for using the equity method. The project was expected to include 17 Bcf of capacity in its north facility (previously referred to as the Sulfur site, located near Sulfur, Louisiana), and an additional 17 Bcf of capacity in its south facility (previously referred to as the Hackberry site, near Hackberry, Louisiana). As more fully described in Note 12, it is now expected that only the south facility will be completed by the joint venture. This facility is expected to provide at least 17 Bcf of capacity. The Liberty pipeline system is currently connected with several interstate pipelines, including the Cameron Interstate Pipeline operated by Sempra Pipelines & Storage, and will connect area LNG regasification terminals to an interstate natural gas transmission system and storage facilities. Holdings’ investment in Liberty is $37.1 million at September 30, 2009, after reflecting the charge discussed in Note 12.

PTS-Heartland is a joint venture partner with Citizens Resources. The joint venture (Heartland) owns and operates a 25-mile pipeline in Central Indiana. OVH is a regulated pipeline with assets in southern Indiana. Northern Storage owns a 51% equity interest in Lee 8 Storage Partnership (Lee 8), a Michigan partnership. Lee 8 maintains and operates a natural gas storage field in Calhoun County, Michigan. Lee 8 financial information and the related minority interest are recorded in consolidation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risk Management Activities and Derivatives — Energy enters into various purchase and sale contracts to manage its price risk exposure including commodity and basis risk. Price risk exposure is created through Energy’s various business activities, which include storage optimization and providing gas management services and gas supply services to wholesale, commercial and industrial customers, municipalities and utilities. Derivatives are primarily used to hedge the forecasted purchases and sales of gas and are treated as cash flow hedges with the change in fair value, to the extent the hedges are effective, recorded to Accumulated Other Comprehensive Income or Loss (AOCI). Periodically, Energy may also enter into derivatives that are not accounted for as cash flow hedges.

Derivative instruments utilized in connection with these activities are accounted for in accordance with guidance issued by the FASB. In most cases, this guidance requires a derivative to be recorded on the consolidated statements of financial position as an asset or liability measured at its fair value and that changes in the derivative’s fair value be recognized currently in the consolidated statement of operations unless specific hedge accounting criteria are met.

Derivative instruments have been reflected as “Derivatives, at fair value” in the consolidated statements of financial position. The change in value is recorded in the consolidated statements of operations as a component of cost of gas sold unless the transactions qualify for cash flow hedge accounting, which allows the gains or losses to be recorded, to the extent the hedges are effective, to AOCI until the hedged item is recognized as a component of cost of gas sold in the consolidated statement of operations. The market prices used to value these transactions reflect management’s best estimate considering various factors including closing exchange quotations and volatility factors underlying the commitments. Ineffectiveness related to cash flow hedges is recorded as a component of cost of gas in the consolidated statements of operations. The amount of ineffectiveness related to cash flow hedges that was recorded in the consolidated statements of operations was a loss of $1.5 million, a loss of $0.4 million and a gain of $1.1 million during the fiscal years ended September 30, 2009, 2008 and 2007, respectively. The ineffectiveness relates primarily to basis (the physical location of the underlying versus the financial instrument).

Energy has a Risk Oversight Committee composed of member, corporate and business segment representatives that oversees all commodity price, weather and credit risk activities, including Energy’s marketing, risk management services and hedging activities. The committee’s duties are to establish Energy’s commodity risk policies, allocate board-approved commercial risk limits, approve use of new products and commodities, monitor positions and ensure compliance with Energy’s risk management policies and procedures and limits established by Holdings’ board of directors.

Energy expects that all amounts recorded in AOCI at September 30, 2009 will be reclassified to cost of gas sold in the consolidated statements of operations during future fiscal periods as the forecasted transactions are completed. The approximate amount of gain or loss expected to be reclassified to the consolidated statements of operations during the fiscal years ended September 30, 2010, 2011 and 2012 is a loss of $19.6 million, a loss of $0.5 million and a gain of $0.1 million, respectively (based upon market conditions at September 30, 2009) and will be offset by the execution of physical transactions. No cash flow hedges were discontinued during the years ended September 30, 2009, 2008 and 2007, as a result of a forecasted transaction becoming improbable. At September 30, 2009, Energy has derivatives that settle at various dates through April 2012.

The activity affecting AOCI included the following (in thousands):

	2009	2008	2007

Beginning AOCI, consisting of net unrealized losses on derivatives
qualifying as cash flow hedges at the beginning of the period	$(3,541)	$21,733	$(4,099)

Unrealized hedging gains (losses) arising during the period on
derivatives qualifying as cash flow hedges	(60,511)	(110,752)	15,950
Reclassification adjustment transferred to net income	44,555	85,898	9,882
Change in equity share of unconsolidated affiliate’s AOCI	(480)	(420)

Ending AOCI, consisting of net unrealized losses on derivatives
qualifying as cash flow hedges at the end of the period	$(19,977)	$(3,541)	$21,733

Energy is also exposed to credit risk as a result of nonperformance by counterparties. Energy maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include a thorough review of the financial statements of counterparties on a regular basis and, when necessary, require that collateral, such as letters of credit, be maintained. In addition, Energy sets exposure limits with regard to counterparties. Most derivative instruments are traded on a highly-liquid exchange with significant collateral requirements. To a lesser extent, Over-the-Counter (OTC) derivative instruments are utilized and these counterparties are subjected to the same credit review practices as physical counterparties.

Cash and Cash Equivalents — Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash and have original maturities of less than ninety days. Included in cash and cash equivalents at September 30, 2009 were $10.0 million of compensating balances.

Revenues — Revenue is recognized in the period the gas is delivered to customers or services are rendered. Revenues are derived principally from sales of gas and related services to commercial and industrial companies, municipalities, local distribution companies and other marketing companies. The concentration of credit risk in the gas industry affects Energy’s overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. Energy has not experienced significant credit losses on receivables from such sales.

Deferred revenue at September 30, 2009 and 2008 consists of revenue related to advance payments from IGC for services to be provided during the heating season. Revenue deferred at year end will be recognized when the services are delivered. All deferred revenue as of September 30, 2009 will be recognized during 2010 and 2011.

Excise and utility receipts taxes are invoiced to, and collected from, customers, but are not included in gas marketing revenues in the statements of operations (net presentation). The amounts invoiced are remitted to the respective governmental authorities. During 2009 and 2008, $8.5 million and $10.2 million were remitted, respectively.

Income Taxes — As a limited liability company, Holdings is treated as a pass through entity for income tax purposes. Accordingly, the accompanying financial statements do not include any provision for Federal income taxes since Holdings’ operating results are passed through to its members for inclusion in their Federal income tax returns.

Gas Inventory — The carrying value of inventory is at lower of cost or market. Recoverability is measured by a comparison of the carrying amount of gas inventory to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, a lower of cost or market charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Energy recognized a lower of cost or market charge of $46.4 million in 2008. The charge was offset by the realization of hedge gains previously deferred through AOCI, resulting in no impact to the consolidated statements of operations. The deferred hedge gains reclassified to earnings from AOCI were related to the forecasted transactions supporting the physical gas inventory. Energy did not recognize any lower of cost or market charges during 2009 or 2007.

The carrying value of inventory at September 30, 2009 and 2008, was $166.4 million and $361.5 million (approximately $3.70 per MMBtu and $7.33 per MMBtu, respectively).

Property and Equipment — Property and equipment is recorded at cost. Routine maintenance and repairs are expensed as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets (2–30 years) or the lease period. At September 30, property and equipment consisted of the following (in thousands):

	2009	2008

Leasehold improvements	$2,307	$2,300
Storage and pipeline equipment	23,138	23,022
Office furniture and equipment	974	971
Computer applications and equipment	7,241	7,117

Total property and equipment	33,660	33,410

Less — accumulated depreciation	(16,181)	(14,266)

Property and equipment — net	$17,479	$19,144

Holdings reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset. Holdings did not recognize any impairment during 2009, 2008 or 2007.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation — The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned and majority owned subsidiaries, after elimination of intercompany transactions.

3.	IMPACT OF RECENTLY ISSUED ACCOUNTING GUIDANCE

Effective September 30, 2009, Holdings adopted FASB guidance related to the FASB Accounting Standards Codification (ASC) and the Hierarchy of GAAP. This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement replaces prior guidance related to the hierarchy of GAAP and establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Holdings’ adoption of this guidance did not have any impact on its financial position, results of operations or cash flows.

On October 1, 2008, Holdings adopted FASB guidance related to accounting for income taxes. This guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in an income tax return. This guidance also addresses the reversal of tax positions, balance sheet classification, interest and penalties, disclosure and transition. Holdings’ adoption of this guidance did not have any impact on its financial position, results of operations or cash flows.

On October 1, 2008, Holdings adopted FASB guidance related to fair value measurements and disclosures. This guidance defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, the standard impacts how other fair value based GAAP is applied. Holdings’ adoption of this guidance did not have a material impact on its financial position, results of operations or cash flows. See additional disclosure at Note 8.

On October 1, 2008, Holdings adopted FASB guidance that permits entities to measure many financial instruments and certain other items at fair value. Items eligible for the fair value measurement option include: financial assets and financial liabilities with certain exceptions; firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; nonfinancial insurance contracts and goods or services; and host financial instruments resulting from separation of an embedded financial derivative instrument from a nonfinancial hybrid instrument. The fair value option may be applied instrument by instrument, with few exceptions, is an irrevocable election and is applied only to entire instruments. Holdings did not apply the fair value impact to any instrument.

On September 30, 2009, Holdings early adopted FASB guidance that enhanced the previous derivative instrument disclosures and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation in order to better convey the purpose of derivative use in terms of the risks that the entity is intending to manage. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Tabular disclosure of fair value amounts and gains and losses on derivative instruments and related hedged items is required. Holdings’ adoption of this guidance did not have any impact on its financial position, results of operations or cash flows. See additional disclosure at Note 6.

Effective September 30, 2008, Holdings adopted FASB guidance that permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement. Holdings implemented the guidance as a change in accounting principle through retrospective application. For the year ended September 30, 2007, $22.6 million related to margin liabilities was reclassified from Other Accounts Payable to Derivative Liabilities and $7.5 million was reclassified from Derivative Liabilities to Derivatives Assets in the consolidated statement of financial position. The change in derivative related accounts decreased $10.8 million and the change in accounts payable increased by the same amount in the consolidated statements of cash flows for the year ended September 30, 2007. The consolidated statements of financial position herein reflects the gross derivative positions and fair value amounts for cash collateral with the same counterparty when management believes a legal right of offset exists. At September 30, 2009, the amount of margin liability recorded in Derivative liabilities was $1.1 million. At September 30, 2008, the amount of margin deposits recorded in Derivative assets was $2.9 million.

Effective September 30, 2009, Holdings adopted FASB guidance that establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Holdings’ adoption of this guidance did not have any impact on its financial position, results of operations or cash flows. Management considered subsequent events through November 24, 2009.

In December 2007, the FASB issued guidance that establishes accounting and reporting standards that require that the ownership percentages in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented separately from the parent’s equity in the equity section of the consolidated statement of financial position; that the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations; that changes in the parent’s ownership interest while it retains control over its subsidiary be accounted for consistently; that when a subsidiary is deconsolidated, any retained noncontrolling equity investment be initially measured at fair value; and that sufficient disclosure is made to clearly identify and distinguish between the interests of the parent and the noncontrolling owners. This guidance applies to all entities that prepare consolidated financial statements, except for non-profit entities. This guidance is effective for fiscal years beginning after December 31, 2008. Early adoption is not permitted. Holdings will adopt this guidance on October 1, 2009, and is currently assessing the impact this statement will have on its financial position and results of operations.

In June 2009, the FASB issued guidance that changes how a reporting entity determines a primary beneficiary that would consolidate the variable interest entity (VIE) from a quantitative risk and rewards approach to a qualitative approach based on which variable interest holder has the power to direct the economic performance related activities of the VIE as well as the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE. This guidance requires the primary beneficiary assessment to be performed on an ongoing basis. This guidance also requires enhanced disclosures that will provide more transparency about a company’s involvement in a VIE. This guidance is effective for a reporting entity’s first annual reporting period that begins after November 15, 2009. Holdings will adopt this guidance on October 1, 2010, and is currently assessing the impact this statement will have on its financial position and results of operations.

4.	CREDIT FACILITIES

Energy has a 364-day, unsecured, committed, revolving credit agreement (credit agreement) with eight financial institutions that expires on June 14, 2010. The credit agreement includes a variable rate line of credit facility and a letter of credit facility. The credit agreement allows a total of $315 million to be outstanding on the combined facilities. Surety bonds, performance bonds and payment guarantees reduce the amount available under the credit agreement. The facility has a sub-commitment limitation of $50.0 million for letters of credit. The credit agreement is guaranteed by PTS, subsidiaries of PTS and subsidiaries of Energy.

Energy must maintain Consolidated Tangible Net Worth (Members’ Equity) in an amount not less than $195 million plus 30 percent of consolidated net earnings after June 30, 2009. Energy was in compliance with all financial covenants related to this credit agreement as of September 30, 2009. As of September 30, 2009, Energy had no borrowings under the line of credit facility. As of September 30, 2008, Energy had borrowed $93.0 million under the line of credit facility (at a 3.75% rate). As of September 30, 2009 and 2008, Energy had $1.9 million and $2.4 million of letters of credit outstanding under the line of credit facility, respectively.

Lee 8 paid off a term loan agreement on March 31, 2009. The outstanding balance on the loan at September 30, 2008 was $1.4 million (includes $0.7 million related to other minority interests).

5.	AFFILIATED NOTES RECEIVABLE

During 2009, 2008, and 2007, PTS-Liberty issued notes to Liberty. The original principal amount of the notes totaled $53.2 million, $49.5 million and $35.7 million at September 30, 2009, 2008 and 2007. Interest accrues on the notes at fixed rates ranging from 2.87% to 5.05% and is added to the outstanding principal amount. The notes have five-year terms from their date of issuance with the latest maturity date of July 1, 2013. In September 2009, Liberty repaid $10.5 million of notes to PTS-Liberty. Interest income related to the notes was $2.4 million, $2.0 million and $1.5 million in 2009, 2008 and 2007. The charge discussed in Note 12 did not impact the expected repayment of the notes.

6.	DERIVATIVE FAIR VALUES AND INCOME STATEMENT IMPACTS

The following tables present information about Holdings’ derivative instruments and hedging activities. The first table provides a financial position overview of Holdings’ Derivative Assets and Liabilities as of September 30, 2009, while the latter tables provide a breakdown of the related impact on the results of operations for the twelve months ended September 30, 2009.
Fair Value of Derivative Instruments (in thousands)
	September 30, 2009
	Derivative Designation	Derivative	Derivative
Derivative	under ASC 815	Assets	Liabilities
		Fair Value	Fair Value (5)

Commodity contracts (1) (2)	Hedge instrument	$34,346	$29,035
Commodity contracts (1) (3)	Non-hedge
	instrument (4)	608	444

		$34,954	$29,479
1)
Commodity contracts represent exchange-traded futures and swaps. These contracts are subject to master netting arrangements and qualify for net presentation on the Consolidated Statements of Financial Position; however, Holdings has elected a gross presentation.

2)
The fair value shown for commodity contracts is comprised of derivative volumes totaling 82.2 billion cubic feet (Bcf). These volumes are disclosed in absolute terms, not net. Swaps constitute 18.4 Bcf of the total.

3)	The fair value shown for commodity contracts is comprised of derivative volumes totaling 0.2 billion cubic feet (Bcf). These volumes are disclosed in absolute terms, not net.
4)	These contracts represent speculative positions.
5)
The net derivative liability is $30.6 million as shown on the Consolidated Statements of Financial position, and is comprised of the gross derivative liabilities related to commodity contracts shown above and margin liability (collateral owed to the exchange) of $1.1 million.

Unrealized gains and losses and settled amounts are recognized on the Consolidated Statements of Operations as Revenue or as Cost of Gas Sold for natural gas derivatives.

Derivative Impact on Results of Operations (in thousands)
	Derivative Designation	Statements of
Derivative instrument	under ASC 815	Operations Location	2009

Commodity contracts	Hedge instrument	Gains in Cost of Gas Sold	$44,555
Commodity contracts	Non-hedge instrument	Gains in Cost of Gas Sold	1,022

			$45,577

7.	FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings are a reasonable estimate of their fair values, due to their short-term nature. The carrying value of long-term debt approximates its fair value.

8.	FAIR VALUE MEASUREMENTS

FASB guidance requires additional disclosures about Holdings’ financial assets and liabilities that are measured at fair value. Beginning in October 2008, assets and liabilities recorded at fair value in the Consolidated Statements of Financial Position are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined in FASB guidance and explained in the following paragraphs, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets carried at Level 1 fair value generally are financial derivatives, investments and equity securities listed in active markets. Holdings’ commodity contracts (New York Mercantile Exchange futures and swaps) are classified as Level 1.

Level 2 — Inputs, other than quoted prices included in Level 1, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. Fair value assets and liabilities that are generally included in this category are derivatives with fair values based on inputs from actively quoted markets. OTC swaps are classified as Level 2. Holdings utilized OTC swaps during 2009; however, none were outstanding as of September 30, 2009.

Level 3 — Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Unobservable inputs reflect Holdings’ judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Holdings develops these inputs based on the best information available, including Holdings’ own data.

The following table presents information about Holdings’ assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of September 30, 2009, and indicate the fair value hierarchy of the valuation techniques utilized by Holdings to determine such fair value.

	Level 1	Level 2	Level 3	Netting		Total
	(in thousands)

Assets
Derivative assets	$34,954	$	$	$		$34,954

Total assets	$34,954	$	$	$		$34,954

Liabilities
Derivative liabilities	$29,479	$	$		$1,110	$30,589

Total liabilities	$29,479	$	$		$1,110	$30,589

9.	LEASES

Energy leases its office space under operating leases. Rental expense under these arrangements and other various operating leases for the years ended September 30, 2009, 2008 and 2007 totaled $1.1 million, $1.1 million and $0.9 million, respectively. Future minimum lease payments under noncancellable operating leases as of September 30, 2009 during the fiscal years ended September 30, 2010, 2011, 2012, 2013 and 2014 are $0.7 million, $0.7 million, $0.7 million, $0.7 million and $0.8 million, respectively.

10.	GAS SALES AND PORTFOLIO ADMINISTRATION AGREEMENTS

Energy provides natural gas and related services to IGC, Citizens Gas, Westfield Gas and SIGECO. The sale of gas and provision of other services to IGC, Citizens Gas and SIGECO (Indiana Member Utilities) is subject to regulatory review through the quarterly gas cost adjustment process administered by the Indiana Utility Regulatory Commission (IURC). The Indiana Member Utilities’ contracts are administered under a settlement agreement (commonly referred to as “GCA50”) entered into in 2006 between the Indiana Member Utilities, the Indiana Office of the Utility Consumer Counselor (OUCC), the Citizens Action Coalition and the Citizens Industrial Group. Under the settlement agreement, Energy continues to provide natural gas and related services to the Indiana Member Utilities through March 31, 2011. Energy is required to fund $2.0 million annually to Indiana ratepayer programs through the end of the settlement agreement which has been recorded as a charge in each of 2009, 2008 and 2007 in the consolidated statements of operations. The settlement agreement was approved by the IURC.

During 2008, a settlement was reached between Vectren and Citizens Gas related to the sharing of VEDO’s 2005 gas cost recovery disallowance. In 2005, the Public Utilities Commission of Ohio issued an order disallowing VEDO’s recovery of gas costs during a period of time that Energy was VEDO’s gas supplier. The settlement between Vectren and Citizens Gas resulted in Energy paying $4.7 million to affiliates of Vectren. The settlement and payments by the Company settled all claims related to the matter. The amounts paid were recorded as a reduction of “Affiliated Gas Marketing Revenues” in the consolidated statements of operations in 2008.

11.	RETIREMENT PLAN

Energy has a defined contribution retirement savings plan which is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the retirement savings plan, eligible participants may direct a specified percentage of their compensation to be invested in various investment funds. Participants in the retirement savings plan have, subject to prescribed limitations, matching company contributions made to the plan on their behalf. During 2009, 2008 and 2007, Energy made contributions of $1.0 million, $0.7 million and $0.7 million, respectively, to the plan.

12.	CHARGE RELATED TO INVESTMENT IN UNCONSOLIDATED AFFILIATE

In 2008, SE advised Holdings that the completion of Liberty’s development at the north site had been delayed by subsurface and well-completion problems. Based on testing performed in the second calendar quarter of 2009, SE determined that attempts at corrective measures had been unsuccessful. During 2009, Liberty recorded a charge of approximately $132.0 million to write off the caverns and certain related assets, reflecting the abandonment of the north site. As an equity investor in Liberty, Holdings recorded its 25% share of the charge, totaling $32.6 million at June 30, 2009 as a reduction to “Investments in Unconsolidated Affiliates” and Notes Receivable from Unconsolidated Affiliates” in the amounts of $20.5 million and $12.1 million, respectively. Holdings does not expect it to impact its future liquidity or access to capital, nor is it expected that this situation will impact Holdings’ ability to meet the needs of its customers.

Holdings’ investment has been made in cash contributions and by issuing notes receivable. During 2009, 2008 and 2007, cash contributions totaled $1.3 million, $4.1 million and $2.8 million, respectively, and notes receivable issued totaled $3.7 million, $13.3 million and $7.2 million respectively (see Note 5).

At September 30, summarized information from Liberty’s statements of financial position consisted of the following (in thousands):

	2009	2008	2007

Current assets	$10,562	$46,623	$5,927
Noncurrent assets	275,992	383,761	340,178
Current liabilities	23,146	10,971	3,855
Noncurrent liabilities	329,003	356,857	292,692
(Deficit) Equity	(65,595)	62,556	49,558

For the fiscal years ended September 30, 2009, 2008 and 2007, summarized information from Liberty’s statements of operations consisted of the following (in thousands):

	2009	2008	2007

Revenues	$3,384	$41
Operating loss	(133,007)	(5,031)	$(983)
Net (loss) gain	(133,151)	(4,775)	713

13.	COMMITMENTS AND CONTINGENCIES

Energy self reported to the Federal Energy Regulatory Commission (FERC) in October 2007 possible non-compliance with the FERC’s capacity release policies. Energy has taken corrective actions to assure that current and future transactions are compliant. Energy is committed to full regulatory compliance and is cooperating fully with the FERC regarding these issues. In June 2009, Energy agreed to and paid a civil penalty of $3.0 million.

Energy has entered into various firm transportation and storage agreements. Under these agreements, Energy must make specified minimum payments which extend through 2029. At September 30, 2009, the estimated aggregated amounts of such required future payments were $73.8 million, $76.7 million, $69.1 million, $53.1 million, $42.1 million and $312.6 million for 2010, 2011, 2012, 2013, 2014 and thereafter, respectively. During 2009, 2008 and 2007, fixed payments under these agreements were $65.0 million, $58.3 million and $42.1 million, respectively. Energy also made variable payments under these agreements in 2009, 2008 and 2007. Variable payments include storage injection and withdrawal charges, and commodity transportation charges.

Holdings and its subsidiaries are party to various other legal proceedings in the ordinary course of business. In the opinion of management of Holdings, however, no other such proceedings pending against Holdings are likely to have a material adverse effect on Holdings’ financial condition, results of operations or cash flows.

14.	RELATED PARTY TRANSACTIONS

Heartland, a 50/50 joint venture between PTS and Citizens Resources, owns and operates a 25-mile pipeline in Central Indiana. Heartland built and operates a 16-inch diameter pipeline to transport up to 80,000 MMBtu per day of natural gas. Heartland is accounted for under the equity method. During 2009, Heartland made distributions of $0.1 million to PTS.

Energy has two 15-year transportation agreements with Heartland. The transportation agreements provide for 45,000 and 25,000 MMBtu per day of firm capacity deliverability. Additionally, Energy has two 15-year storage agreements with Heartland. The storage agreements provide for 4,860,000 and 2,000,000 MMBtu of storage capacity annually. Annual demand payments are $2.5 million per year and the transportation rates are tariff based. Short-term contracts are based on market rates.

Energy purchases transportation and storage services from OVH at regulated rates as approved by the IURC. Short-term contracts of one month or less are based on market rates.

OVH leases from SIGECO 10,000 MMBtu per day of deliverability and 2,750,000 MMBtu of storage capacity at SIGECO’s Monroe City Storage Field. Annual lease payments total $0.2 million and are due monthly. The original lease term ended November 1, 2009 and is automatically renewed for additional one-year terms. Notice to terminate must be provided eighteen months in advance of the annual termination date, and such termination is subject to the concurrence of the OUCC.

Energy engages in significant transactions with affiliates of Vectren and Citizens Gas. Sales to affiliates of Vectren and Citizens Gas for the periods ended September 30, 2009, 2008 and 2007 exceeded 10% of total revenue. The following table sets forth significant related party transactions (in thousands):

		Citizens
	Vectren	Gas
	Affiliates	Affiliates

2009

Revenues	$597,247	$201,357
Cost of gas sold	74,260
Accounts receivable — gas	25,317	7,707
Accounts payable — gas	2,439

2008

Revenues	$944,632	$349,491
Cost of gas sold	104,390
Accounts receivable — gas	54,612	27,975
Accounts payable — gas	6,206

2007

Revenues	$780,876	$284,786
Cost of gas sold		2,602
Accounts receivable — gas	36,958	20,245
Accounts payable — gas	3,162	255
Interest income		121